                                                                     EXHIBIT (1)

SECOND QUARTER REPORT 2001

                               [HYDROGENICS LOGO]

SECOND      QUARTER      REPORT







FOR THE SIX MONTHS ENDED
JUNE 30, 2001

                        5985 McLaughlin Road
                        Mississauga, Ontario
                        Canada L5R 1B8
                        Phone: 905.361.3660
                        Fax: 905.361.3626
                        www.hydrogenics.com


REPORT TO SHAREHOLDERS

We are pleased to report that we made significant progress during the second quarter on the goals we established for 2001. We have highlighted our progress below under the broad headings: "Commercial Power Products", "Strategic Alliances", and "Commercial Sustainability". We are excited about our activities this quarter and believe we are on the path to a very promising second half of 2001.

RESULTS OF OPERATIONS

Commercial Power Products

We continue to believe that taking fuel cell technology to markets as fully integrated fuel cell power products will best drive shareholder value, both in the near and long term. In our first quarter report we disclosed significant advances in the development of commercial power products for early-adopting markets. We are pleased to report that our activities during the second quarter have substantially added to this momentum. For example:

- We initiated bench testing of our alpha stage GENESYS power modules in order to prepare them for integration into fuel cell power products. GENESYS power modules are the building blocks of Hydrogenics' future commercial power products and have been designed to be adaptable to a wide variety of commercial applications without major modification. Each GENESYS power module incorporates our proprietary technologies, including fuel cell stack, controller, and fuel and water management systems.

- We initiated assembly of our prototype fully integrated Uninterrupted Power Supply (UPS) system. We refer to this product line as our HyUPS(TM) systems. The prototype HyUPS(TM) system incorporates a 25 kW GENESYS power module which has been modified for critical backup power applications. Our HyUPS(TM) systems are being developed as backup power generators for tele-com and other UPS markets. We plan to demonstrate and commence field-testing of this product in the fourth quarter of 2001.

- We successfully demonstrated our HyPORT(TM) multi-kW portable power generator in June at the Tri-Services Expo in California before a large military audience. Much to our delight,the unit was called upon to power our booth and other neighbouring exhibitors during an unanticipated power outage. This real-life opportunity provided an excellent forum to showcase HyPORT's(TM) functionality and reliability. At this same show our alpha stage chemical hydride hydrogen generator impressed onlookers with 3 days of operation.

- We completed a 30 kW vehicular power system under our first system integration contract and successfully demonstrated the system at the end of the quarter. This achievement is significant because it confirms the value of our operating and control (FCATS(TM)) system expertise as it applies to the design and manufacture of commercial power products. We anticipate continued growth in this area of our business.

- We made significant progress in developing the prototype of our 50 kW stationary power generator which will be integrated with a natural gas reformer. We refer to this system as our HySTAT(TM) product. This project was undertaken earlier this year as a 2-year project with US$1.3 million financial support from Natural Resources Canada. This product is targeted at multi-residential and commercial stationary power applications.

In addition, our core technology development activities continue to generate innovations that support our commercial power product development initiatives. They include the following highlights:

- Our 3rd generation H2X(TM) fuel cell stack technology exceeded 2000 hours in ongoing durability testing. Initial testing of our 5th generation stack confirmed a 40% increase in power density over the previous stack design.

- Our 3rd generation PEM electrolyzer with enhanced efficiency exceeded 1000 hours of operation in the quarter. This 3rd generation electrolyzer succeeds our 2nd generation electrolyzer which accumulated over 1700 hours of operation.

- We continue to build and test stack sizes in our H2X(TM) series in order to deliver a power range up to 100 kW for our commercial power products.

Strategic Alliances

As fuel cell technology migrates from laboratories to markets, collaborations with strategic partners assume greater importance. During the second quarter we expended significant effort towards collaborations with companies offering complementary technologies, product development and opportunities for market penetration of our products. We are pleased to report the following:

- We entered into a collaborative agreement to develop a fully integrated fuel processor system with Johnson Matthey plc, a world leader in catalysts and catalyzed components for fuel cells. The fuel processor will incorporate Johnson Matthey's proprietary fuel processing technology and Hydrogenics' integrated system controls and peripheral subsystems. Fuel processing is a critical component in building a hydrogen infrastructure and we are excited at the prospect of working with a world leader in this technology.

- We entered into an exclusive distribution arrangement with Toyota Tsusho Corporation (TTC). Under the terms of the arrangement TTC will market and sell Hydrogenics' FCATS(TM) products in the Japanese market. TTC is the trading company of the Toyota Group of companies. Its businesses cover the automotive, steel, machinery, and chemical fields. TTC maintains 17 offices in Japan and its international network encompasses 67 countries.

- We entered into an exclusive distribution agreement with Hankook BEP Co. Ltd. Under the terms of the agreement Hankook will market and sell Hydrogenics' FCATS(TM) products in the Korean market. Hankook's primary customers are automotive and automotive component companies, research centers, and government institutes.

In addition to the above developments we are making excellent progress on a number of other important strategic alliance initiatives. We hope to announce the results of these efforts as they are realized over the next few quarters.

Commercial Sustainability

Our goal remains to manage our business activities such that we operate "close to sustainability". This was our promise to shareholders at the beginning of this year, and we continue to deliver on this promise. For the three and six month periods ended June 30, 2001, we are reporting a modest loss of $0.02 per share, excluding the effect of foreign exchange. Looking forward, despite a deterioration of global market conditions, we have witnessed a significant strengthening of our order book over the past two months. This has resulted in improved revenue visibility for the remainder of the year, carrying into 2002. We currently anticipate revenue for the year to exceed US$9 million. We expect to end the year with a modest loss of between (US$0.01) and (US$0.05) per share. As always we remain committed to manage our business activities with discipline.

Outlook

In our 2000 Annual Report, we spoke of the challenge facing our industry in the upcoming years. We characterized this challenge as moving fuel cell technology from unrealized promise to commercial power products. In setting our goals for 2001, we embraced this challenge by committing to deliver meaningful results on the development of commercial power products and by forging new strategic alliances. We are pleased with our progress to date and are confident that our shareholders will see additional tangible and meaningful achievements in response to this challenge by the end of this year.

FINANCIAL RESULTS - DISCUSSION AND ANALYSIS

Revenues

Revenues were $1.1 million for the three months ended June 30, 2001, compared to $2.8 million for the same period in 2000. For the six months ended June 30, 2001, revenues were $1.8 million compared to $4.5 million in 2000. We recognized revenue from two significant supply contracts in the first half of 2000 that gave us stronger revenues for that period. In addition we have observed that the length of our sales cycle has increased during 2001 which we believe corresponds to the softening North American economy. As a counter-measure we have expanded our selling and marketing activities in an effort to shorten the sales cycle and increase exposure of our products domestically and internationally.

Cost of revenues

Cost of revenues was $0.7 million for the three months ended June 30, 2001, compared to $1.7 million for the same period in 2000. For the six months ended June 30, 2001, cost of revenues was $1.2 million compared to $2.9 million in the corresponding period in 2000. We realized a gross margin of $0.4 million, or 34% of revenues, for the three months ended June 30, 2001 compared to $1.1 million or 40% of revenues for the same period in 2000. For the six months ended June 30, 2001, we realized a gross margin of $0.6 million or 33% of revenues, compared to $1.5 million or 34% of revenues in the comparative period in 2000.

Selling, general and administration

Selling, general and administrative (SG&A) expenses increased to $1.2 million for the three months ended June 30, 2001, compared to $0.4 million for the same period in 2000. For the six months ended June 30, 2001, SG&A expenses increased to $2.0 million compared to $0.8 million in the corresponding period in 2000. The increase in SG&A expenses is attributable to increased wages and salaries relating to our expanded sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs. We do not anticipate significant growth in SG&A expenses in the next two quarters.

Research and development expenses

Research and development expenses, excluding grants, increased to $0.8 million for the three months ended June 30, 2001, compared to $0.2 million for the same period in 2000. For the six months ended June 30, 2001 research and development costs increased to $1.5 million compared to $0.4 million in the corresponding period in 2000. Research and development costs consist of materials, labor costs and benefits, depreciation on research and development equipment, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development. This increase is consistent with our increased research and development efforts.

Research and development grants

Research and development grants increased to $0.2 million for the three months ended June 30, 2001, compared to $46,000 for the same period in 2000. For the six months ended June 30, 2001 research and development grants increased to $0.6 million compared to $0.1 million for the comparable period. The increase is attributable to the funding received from Natural Resources Canada to develop a 50 kW fuel cell power generator fuelled by natural gas.

Interest and bank charges

Interest income, net of bank charges and interest paid, increased to $0.8 million for the three months ended June 30, 2001, compared to $23,000 for the same period in 2000. For the six months ended June 30, 2001, interest income increased to $1.8 million compared to $41,000 in the corresponding period in 2000. Our investments are held exclusively in short term Canadian or U.S. government backed securities.

Foreign exchange gain/(loss)

We incurred a foreign exchange loss of $1.5 million for the three months ended June 30, 2001, as a result of a strengthening Canadian dollar against the U.S. dollar. For the six months period ending June 30, 2001, we incurred a foreign exchange gain of $1.5 million. There were no significant foreign exchange gains or losses in the comparative periods. The foreign exchange fluctuations arise primarily because the Canadian dollar is our functional currency and we hold a significant amount of U.S. denominated short-term investments.

Net income (loss)

We incurred a net loss of $2.3 million for the three months ended June 30, 2001, compared to net income of $0.2 million for the same period in 2000. For the six months ended June 30, 2001, we realized a net income of $0.6 million compared to $0.1 million in the corresponding period. The major component of the loss for the current quarter is attributable to the effect of foreign exchange.

Basic loss per share was $0.06 for the three months ended June 30, 2001, compared to earnings per share of $0.01 for the same period in 2000. For the six months ended June 30, 2001, the basic earnings per share was $0.02 compared to $0.00 for the corresponding period in 2000.

The number of common shares outstanding at June 30, 2001, was 35,571,480. There were 4,125,950 options issued and outstanding, of which 2,698,028 were exercisable.

Liquidity and Capital Resources

At June 30, 2001, we held cash and cash equivalents of $72.0 million, compared to $77.4 million at December 31, 2000. Cash and cash equivalents accounted for 89% of our total assets at June 30, 2001, compared to 93% at December 31, 2000. We believe that we have the capital resources necessary to meet current projected expenditures for 2001, 2002, and 2003.

Capital Expenditures

Capital expenditures were $0.5 million for the three months ended June 30, 2001, compared to $0.2 million in the same period in 2000. For the six months period ending June 30, 2001, capital expenditures were $1.5 million compared to $0.3 million in the corresponding period of 2001. We continue to invest in testing equipment for our stack development program and system integration efforts.

HYDROGENICS CORPORATION
Consolidated Balance Sheets

As at June 30, 2001 and December 31, 2000
(expressed in thousands of U.S. dollars, except per share amounts)







                                                 JUNE 30,        December 31,
                                                  2001                2000
(unaudited)

ASSETS
Current assets
Cash and cash equivalents                       $71,990            $77,436
Accounts receivable and unbilled revenues         2,044              2,582
Grants receivable                                   316                 75
Inventories                                       3,749              1,213
Prepaid expenses                                    427                122
                                                    ---                ---
                                                $78,526            $81,428

Deposits                                             66                 67

Capital assets                                    2,751              1,497
                                                  -----              -----
                                                 81,343             82,992
                                                 ------             ------
LIABILITIES
Current liabilities


Accounts payable and accrued liabilities         $1,154             $2,463

Income taxes payable                                 21                169
                                                     --                ---
                                                  1,175              2,632

Loan payable                                        208                100
                                                    ---                ---
                                                  1,383              2,732
                                                  -----              -----


SHAREHOLDERS' EQUITY

Share capital                                    80,747             80,740
Deficit                                         (1,201)            (1,843)
Currency translation adjustment                     414              1,363
                                                    ---              -----
                                                 79,960             80,260
                                                 ------             ------
                                                $81,343            $82,992
                                                -------            -------




The accompanying notes form an integral part of these consolidated financial statements.

                                                               THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                    JUNE 30,                 JUNE 30,
                                                                     2001         2000       2001        2000
                                                                     ----         ----       ----        ----
Revenues                                                          $ 1,108      $ 2,809    $ 1,763     $ 4,459
                                                                  -------      -------    -------     -------

Cost of revenues                                                      734        1,686      1,177       2,922
                                                                  -------      -------    -------     -------

                                                                      374        1,123        586       1,537
                                                                  -------      -------    -------     -------
Operating expenses
Selling, general and administrative                                 1,175          377      1,993         751
Research and development                                              845          216      1,481         409
Research and development grants                                     (225)         (46)      (553)       (105)
Depreciation of capital assets                                         49           13         94          23
                                                                  -------      -------    -------     -------
                                                                    1,844          560      3,015       1,078
                                                                  -------      -------    -------     -------

Income (loss) from operations                                     (1,470)          563    (2,429)         459
                                                                  -------      -------    -------     -------

Other income (expenses)
Accrued dividends and amortization of discount on
preferred shares                                                      --          (82)        --         (149)
Provincial capital tax                                               (63)           --      (127)          --
Interest                                                              779           23      1,768          41
Foreign exchange                                                  (1,473)          --     (1,516)         --
                                                                  -------      -------    -------     -------
                                                                    (757)         (59)      3,157       (108)
                                                                  -------      -------    -------     -------

Income (loss) before income taxes                                 (2,227)          504        728         351

Current income tax expense                                             43          274         86         268
                                                                  -------      -------    -------     -------

Net income (loss) for the period                                  (2,270)          230        642          83

Retained earnings (deficit) -- Beginning of period                  1,070        (254)    (1,843)       (107)
                                                                  -------      -------    -------     -------

Deficit -- End of period                                          (1,200)         (24)    (1,201)        (24)
                                                                  -------      -------    -------     -------

Earnings (loss) per share (note 5)
Basic                                                              (0.06)         0.01       0.02        0.00
Diluted                                                            (0.06)         0.01       0.02        0.00

The accompanying notes form an integral part of these financial statements.

                                                                         THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                               JUNE 30,                             JUNE 30,
                                                                        2001             2000              2001               2000
Cash provided by (used in):
OPERATING ACTIVITIES
Net income (loss) for the period                                    $ (2,270)          $   230           $    642           $    83

Items not affecting cash
Depreciation of capital assets                                           141                27                261                45
Amortization of discount on preferred shares                              --                24                 --                44
Foreign exchange                                                          47                --               (434)               --
Imputed interest on grant payable                                          5                --                  9                --
Net change in non-cash working capital                                (2,565)             (765)            (3,974)           (1,753)
                                                                    --------           -------           --------           -------
                                                                      (4,642)             (484)            (3,496)           (1,581)
                                                                    --------           -------           --------           -------


INVESTING ACTIVITIES
Purchase of capital assets                                              (475)             (160)            (1,520)             (322)
                                                                    --------           -------           --------           -------


FINANCING ACTIVITIES
Increase in loan payable                                                  --                94                 98                95
Preferred shares issued -- net of issuance costs                          --                --                 --             3,623
Common shares issued                                                       2                 4                  7                 4
                                                                           2                98                105             3,722
Increase (decrease) in cash and cash equivalents
during the period                                                     (5,115)             (546)            (4,911)            1,819
Effect of exchange rate on cash                                        2,642               (49)              (535)              (80)
Cash and cash equivalents -- Beginning of period                      74,463             2,787             77,436               453
Cash and cash equivalents -- End of period                          $ 71,990           $ 2,192           $ 71,990           $ 2,192


Supplemental disclosure
Interest paid                                                             --                --                  1                --
Income taxes paid                                                         43                --                232                --

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

June 30, 2001
(expressed in thousands of U.S. dollars, except per share amounts)


1    DESCRIPTION OF BUSINESS

     Hydrogenics Corporation designs, develops and manufactures proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States, Europe and Asia.

2    UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited balance sheet at June 30, 2001 and the unaudited statements of operations and retained earnings (deficit) and cash flows for the three-month and six-month periods ended June 30, 2001, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements except for the adoption of the new accounting standard for earnings per share as disclosed in note 5, and include all adjustments necessary for the fair statement of results of the interim periods. All adjustments reflected in the consolidated financial statements are of a normal recurring nature. The data disclosed in the notes to the consolidated financial statements for this period are also unaudited. These consolidated financial statements do not include all of the information and disclosures required for annual consolidated financial statements, and the results for the three-month and the six-month periods ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2000.

     The functional currency of the company is the Canadian dollar. Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby, assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the currency translation adjustment in shareholders' equity.

3    INVENTORIES

     Inventories include the following accounts:

                      JUNE 30,      December 31,
                        2001           2000
Raw materials          $1,290       $
Work-in-progress        1,005
Finished goods          1,454
                       -------
                       $3,749       $ 1,213
                       ------       -------

4    SEGMENTED FINANCIAL INFORMATION

     The company currently operates in a single operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. Substantially all the company's operations, including capital assets, are located in Canada. The distribution of revenue, determined by location of customers, is as follows:

                                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                        JUNE 30,                  JUNE 30,
                                     2001        2000         2001          2000
Canada                             $   --       $   --       $  229       $   29
United States                         726        2,661        1,053        3,217
Europe                                 18          148          117        1,213
Asia                                  364           --          364           --
                                   ------       ------       ------       ------
                                   $1,108       $2,809       $1,763       $4,459
                                   ------       ------       ------       ------

5    EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding of 35,570,722 for the three-month period ended June 30, 2001 (2000 - 19,690,962) and 35,567,555 for the
     six-month period ended June 30, 2001 (2000 - 19,689,243). For the diluted earning (loss) per share, the weighted average number of common shares was 35,570,722 for the three-month period ended June 30, 2001 (2000 - 19,690,962) and 39,090,976 for the six-month period ended June 30, 2001 (2000 - 19,689,243). No effect has been given to the exercise of options and conversion of preferred shares in calculation of diluted earnings
     (loss) per share for the three month period ended June 30, 2001 or for the three-month or six-month periods ended June 30, 2000 as the result would be anti-dilutive.

     Effective January 1, 2001 a new Canadian standard for reporting earnings per share requires the use of the treasury stock method of computing diluted earnings per share. The Company adopted this standard effective January 1, 2001 with retroactive application. The impact of this change was not material to these consolidated financial statements.

6 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                 THREE MONTHS ENDED        SIX MONTHS ENDED
                                      JUNE 30,                 JUNE 30,
                                2001         2000          2001          2000
Net income (loss)
for the period
based on Canadian GAAP        $(2,270)       $ 230        $   642        $    83
Accrued dividends
and amortization
of discounts on preferred
shares                            --           82             --            149
Stock-based compensation        (261)        (938)         1,041         (1,950)
                             -------        -----        -------        -------
Loss for the period
based on U.S. GAAP            (2,531)        (626)          (339)        (1,718)
                             -------        -----        -------        -------
Other comprehensive
income (loss)
Foreign currency translation  2,913           (4)          (949)            (4)
                             -------        -----        -------        -------
Comprehensive income (loss)
based on U.S. GAAP          $   382        $(630)       $(1,348)       $(1,722)
                             -------        -----        -------        -------
Loss per share based on
Basic and diluted             (0.07)       (0.03)         (0.01)         (0.09)

(i) Preferred Shares

     Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii) Stock-based compensation

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the grant date fair value of the stock equals or exceeds the exercise price. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity.

(iii) Comprehensive income

     U.S. GAAP requires disclosure of comprehensive income which, comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the changes to the currency translation account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

This quarterly report contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates; (3) exchange rate fluctuations (4) the ability to attract and retain customers and business partners, and (5) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on May 22, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

       5985 McLaughlin Road
       Mississauga, Ontario
             Canada L5R 1B8
        Phone: 905.361.3660
          Fax: 905.361.3626
        www.hydrogenics.com